SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                           MAHASKA INVESTMENT COMPANY
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    559809108
                                 (CUSIP Number)


                                R. Spencer Howard
                           Mahaska Investment Company
                              222 First Avenue East
                               Oskaloosa, IA 52577
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 30, 1998
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box ____.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                        (Continued on following page(s))




                                Page 1 of 9 pages

CUSIP No. 559809108             SCHEDULE 13D                 Page 2 of 9 Pages


1.       Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

                  R. Spencer Howard


2.       Check the appropriate box if a member of a group

                  (b)

3.       SEC Use Only

4.       Source of Funds

                  PF

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

                  N/A

6.       Citizenship or Place of Organization

                  U.S.A.

7.       Sole Voting Power

                  197,056 shares

8.       Shared Voting Power

                  N/A


                                Page 2 of 9 pages

9.       Sole Dispositive Power

                  197,056 shares

10.      Shared Dispositive Power

                  N/A

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  197,056 shares

12. Check box if the aggregate amount in Row (11) excludes certain shares

13.      Percent of Class Represented by Amount in Row (11)

                  5.3%

14.      Type of Reporting Person

                  IN



                                Page 3 of 9 pages

         ITEM 1.           SECURITY AND ISSUER.

     The securities to which this statement relates is the Common Stock, $5.00 par value, of Mahaska Investment Company (the "Company"), having its principal executive offices at 222 First Avenue East, Oskaloosa, Iowa 52577.

         ITEM 2.           IDENTITY AND BACKGROUND.

     This statement is filed by an individual, R. Spencer Howard, whose business address is 222 First Avenue East, Oskaloosa, Iowa 52577. Mr. Howard is a Vice President and member of the Board of Directors of the Company. The Company operates financial institutions in Iowa.

     Mr. Howard has not, during the last five (5) years, been convicted in a criminal proceeding, (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Howard has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

         Mr. Howard is a citizen of the United States of America.

         ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER
                           CONSIDERATION.

     R. Spencer Howard is one of three children of Russell S. Howard (the co-founder of the Company). Russell S. Howard died on December 28, 1997. Prior to the death of Russell S. Howard, R. Spencer Howard owned 6,645 shares of Company stock individually, 1,273 shares in his Individual Retirement Account and held 552 shares for the benefit of his minor children.

     R. Spencer Howard also owned 16 percent of Howard Resources, Inc. which owned 63,574 shares of the Company at the time of the death of Russell S. Howard. As a minority shareholder in Howard Resources, Inc., both before and after the death of Russell S. Howard,
                                Page 4 of 9 pages

R. Spencer Howard had no ability to control the voting of the shares owned by the Company or to control the disposition of such shares. Mr. Howard, therefore, disclaims beneficial ownership of such shares of the Company.

     R. Spencer Howard is also a Class B limited partner in Howard Partners Limited (a limited partnership which owned 428,258 shares of the Company at the time of the death of Russell S. Howard). Howard Resources, Inc. served as the general partner in Howard Partners Limited until the death of Russell S. Howard. Russell S. Howard was a Class A limited partner in such limited partnership. The three children of Russell S. Howard were Class B limited partners. As Class B limited partners, the three children of Russell S. Howard had no ability to control the voting of the shares of the Company owned by the partnership or to control the disposition of such shares. Upon the death of Russell S. Howard, the Class B limited partners purchased on about January 26, 1998, the general partnership interest owned by Howard Resources, Inc. for $200 and are required to purchase the Class A limited partnership interest presently owned by the estate of Russell S. Howard. The Class B limited partners after such purchase will each be able to control the voting power and disposition of 142,753 shares of the Common Stock of the Company owned by the limited partnership. The Class B limited partners are obligated to pay $483,533.00 for the Class A limited partnership interest owned by the Russell S. Howard Estate. A definite decision has not been made regarding the source of the funds used to make such purchase. The funds will probably come from a combination of sources, including the sale of some of the shares of Company stock owned by the limited partnership, personal funds of the Class B limited partners and bank or other loans.

     R. Spencer Howard is also a participant in the Mahaska Investment Company Employee Stock Ownership Plan and Trust. Mr. Howard has the right to vote the shares of the Company stock allocated to his account by the Trustee under the Plan. As of December 31, 1997, Mr. Howard had 20,444 shares of Company stock allocated to his account in the Plan. Such shares may be available for distribution to Mr. Howard upon his death, disability, retirement, or termination of employment under the terms of the Plan. Mr. Howard also serves as a member of the Advisory Committee for the Plan.

     R. Spencer Howard has also been a participant in the 1993 and 1996 Stock Incentive Plans maintained by the Company. Mr. Howard presently has vested stock options to acquire 32,548 shares of Company stock exercisable under such Plans.

                                Page 5 of 9 pages

         ITEM 4.           PURPOSE OF TRANSACTION.

     R. Spencer Howard is acquiring control to vote and dispose of one third of the shares of Howard Partners Limited (described in Item 3) as the result of the death of his father Russell S. Howard. All of the shares of the Company which R. Spencer Howard is acquiring or which he already owns have been acquired for investment purposes and for the purpose of influencing the control of the Company. The shares which Mr. Howard beneficially owns through the Employee Stock Ownership Plan and through stock options acquired pursuant to the 1993 and 1996 Stock Incentive Plans maintained by the Company were obtained as a result of the performance of services as an employee eligible to participate in the employee benefit plans maintained by the Company.

     On January 22, 1998, the Board of Directors of the Company approved a proposal to amend the Articles of Incorporation of the Company to increase the number of authorized shares of Common Stock from 4,000,000 to 20,000,000 shares, and directed that the proposal be submitted to the shareholders at the annual meeting to be held in April 1998. The Board's proposal to amend the Articles of Incorporation will be included in the Proxy Statement expected to be distributed to the shareholders in March 1998. R. Spencer Howard voted in favor of the proposal to amend the Articles of Incorporation at the Board of Director's meeting held on January 22, 1998, and intends to vote his shares in favor of the proposal at the annual meeting of shareholders in April 1998.

     The death of Russell S. Howard on December 28, 1997, created a vacancy in the Board of Directors of the Company. R. Spencer Howard has discussed with other directors the possibility of filling such vacancy upon identification of a suitable candidate. At the present time, a possible replacement candidate has not been identified and there are no immediate plans to fill the existing vacancy on the Board caused by the death of Russell S. Howard.

     Other than as set forth herein, R. Spencer Howard currently has no other plan or proposal which relates to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;


                                Page 6 of 9 pages

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Company;

     (c) A sale or transfer of a material amount of assets of the Company;

     (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

         ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

     The aggregate number of shares of Common Stock beneficially owned by R. Spencer Howard at the date hereof is 197,056 shares or approximately 5.3% of the 3,665,494 shares of Common Stock currently issued and outstanding.

     Mr. Howard has sole power to vote and to dispose of the 197,056 shares of Common Stock owned directly by him, including the right to instruct the Trustee to vote and tender

                                Page 7 of 9 pages
the 13,285 shares of Common Stock allocated to his account under the Employees' Stock Ownership Plan as of December 31, 1997.

     During the past sixty days R. Spencer Howard sold 5,163 shares of the Company at a price of $19.875 per share. The transaction took effect on December 31, 1997. The transaction was a broker's transaction made pursuant to Rule 14 under the Securities Act of 1933.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     R. Spencer Howard is not a participant in any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

         ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.


                  Exhibit No.                        Description
                  --------------                     --------------
                       10.1        Mahaska Investment Company Employees' Stock
                                    Ownership Plan and Trust Agreement
                       10.2.1      1993 Stock Incentive Plan
                       10.2.2      1996 Stock Incentive Plan



                                Page 8 of 9 pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   /s/ R. Spencer Howard
                                   -------------------------------------------
                                   R. Spencer Howard

Date:    January 30, 1998



                                Page 9 of 9 pages